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VIA EDGAR

May 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Brian McAllister, Craig Arakawa, Ken Schuler, Irene Barberena-Meissner and Karina Dorin

Re:	Ivanhoe Electric Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 22, 2022 CIK 0001879016

Dear Mr. McAllister, Mr. Arakawa, Mr. Schuler, Ms. Barberena-Meissner and Ms. Dorin:

On behalf of Ivanhoe Electric Inc., a Delaware corporation (the “Company”), and in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 3, 2022, relating to the Company’s Amendment No. 2 to the Company's draft Registration Statement on Form S-1 submitted to the Commission on April 22, 2022, we submit this letter containing the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed the comment with the Company’s response. The Company intends to file the draft Registration Statement and all amendments thereto (the "Registration Statement") with the Commission immediately following the submission of this letter to the Staff.

Amendment No. 2 to Draft Registration Statement on Form S-1

Our Company, page 1

1.	We note your response to prior comment 3 regarding the criteria you use to determine your material projects. Please include a summary of this criteria discussion in your filing.

The Company has included a summary of the criteria it used to determine its material projects on page 90 of the Registration Statement.

Risks Related to This Offering and our Common Stock If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock, page 47

2.	We note that in response to prior comment 8, you have provided revised disclosure on page 173. As per our prior comment, please also expand your disclosure here to disclose the aggregate number of shares of common stock that will be subject to registration rights.

The Company has revised the disclosure on page 48 of the Registration Statement to include the aggregate number of shares of common stock that will be subject to the registration rights agreements to which the Company is a party, which will be determined when the Company sets the price range for the offering such that the number of shares issuable upon conversion of the Company’s outstanding Convertible Notes can be calculated.

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Re: Ivanhoe Electric Inc.

Capitalization, page 60

3.	Please remove the netting effects of cash and cash equivalents from your total capitalization so that it presents a total of the debt and equity components of the company’s capitalization. In addition, convertible debts presented here are not consistent with the financial statements presented. Please revise or advise.

The Company has revised the Capitalization Table on page 60 of the Registration Statement in response to the Staff’s comment.

Mineral Resources, page 102

4.	We note your response to prior comment 15 and have reviewed your summary disclosure. Please revise your mineral resource and reserve disclosure to report only those quantities that are attributable to your ownership and not on a 100% basis. See Item 1303(b)(3)(iii) of Regulation S-K. In addition, please state your relevant point of reference for your resource disclosure as insitu tonnages. See Item 1303(b)(3)(v) of Regulation S-K.

The Company has added a separate mineral resource and reserve table on page 106 of the Registration Statement in response to the Staff’s comment. The resource and reserve disclosure has been split into two tables, one for the entire project and one for the Company's attributable ownership amounts.

5.	We note your response to prior comment 16 and agree the Samapleu project does not report reserves. However the San Matias deposit does report reserves and your resources disclosure must be reported as exclusive of reserves. See Item 1303(b)(3)(ii) of Regulation S-K.

The Company has revised the disclosure on pages 105, 106 and 132 of the Registration Statement to report the San Matias resource disclosure as exclusive of reserves.

Table: San Matias Project Mineral Resources, page 127

6.	We note your response to prior comment 18 regarding the Net Smelter Return (NSR) cutoff grade. Please revise your filing and state whether your cutoff grades are the marginal or the breakeven cutoff grade and insure your included NSR costs are consistent with your glossary definitions.

The Company has revised the disclosure on page 132 of the Registration Statement to state that its cutoff grades are the marginal cutoff grade. The Company has also revised the Glossary definition of NSR.

Index to Financial Statements, page F-1

7.	Please revise the index to identify the financial statements for the year ended December 31, 2021 that are included in your prospectus.

The Company has revised the Index to Financial Statements to correct this oversight.

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Re: Ivanhoe Electric Inc.

Note 17. Equity (b) Share Based Payments, page F-21

8.	Please disclose the fair value of the underlying common stock at the date of stock options grant, methodology used to determine the fair value of the common stock and related assumptions. In addition, expand your discussions in critical accounting estimates section.

The Company has added disclosure to Note 17 (Page F-22) regarding the fair value of the underlying common stock at the option grant date and the methodology used to determine the fair value. The methodology used in determining certain assumptions is disclosed in Note 17, to which the Company has added a reference in the critical accounting estimates section (Page F-14).

Exhibits

9.	We note your response to prior comment 23 states that although the revenue from your Software License Agreement dated as of October 15, 2021 represented a significant part of your consolidated revenue at December 31, 2021, your principal business is the development of mining projects and if you succeed in bringing a mine into production, revenue from mineral production would significantly exceed CGI’s revenue. However, we also note you disclose on page 12 and elsewhere throughout your prospectus that you operate no mines and that the development of your mineral projects into mines is highly speculative and may be unsuccessful. Please file your Software License Agreement as an exhibit to your registration statement or explain why you do not believe this agreement is material to your current operations.

As stated in our letter to the Staff on April 22, 2022, the Company does not consider the Software License Agreement dated as of October 15, 2021 to be a material contract. Although at December 31, 2021 and March 31, 2022, the revenue from this contract represented a significant portion of the Company’s consolidated revenue, the Company’s current principal operations, the primary use of its capital and the focus of its management’s time and attention is the development of its mining projects. The Company continues to make significant investments in the development of its mining projects and invested $17.3 million for the three-months ended March 31, 2022 and $39.5 million for the year ended December 31, 2021 in exploration expenses, while it invested only $963,000 for the three months ended March 31, 2022 and $2.6 million for the year ended December 31, 2021 in research and development expenses related to CGI. Also, the Company does not intend to use a significant portion of the proceeds of this offering for CGI’s business, as the primary use of proceeds from the offering is to fund the continued development of the Company’s two material mining projects, Santa Cruz and Tintic, as well as its other key mineral projects. While the Company continues to seek licensing opportunities for CGI’s technology as part of the ordinary course of its business, it does not expect CGI’s revenue to grow materially in the future. As disclosed in the Registration Statement, there is $250,000 of service fee revenue left to be paid under this contract.

The Company also considers CGI’s software licensing business to be an ancillary business to its mining exploration operations and complimentary to Typhoon™, its exploration technology. CGI interprets and visualizes the geological data generated by Typhoon™ and has been used in the Company’s own exploration projects. While the Company values CGI’s technology, CGI’s business is not a core part of the Company’s current operations. As such, when considering the CGI license agreement and the small amount of revenue generated from it in the context of the Company’s overall current operations and strategy as described in the Registration Statement, the Company does not consider the CGI contract to be material to its current operations.

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Re: Ivanhoe Electric Inc.

On behalf of the Company, thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229.

Sincerely,

/s/ Danielle Carbone
Danielle Carbone, Esq.

cc:          Robert Friedland

James A. Mercadante

Quentin Markin